Exhibit 99.3

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice (except minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity

James Hardie Industries SE

ABN/ARSN

097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	17 May 2011

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	936,066	905,000

4	Total consideration paid or payable for the shares/units	A$5,336,639	A$4,996,143

Appendix 3E

Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: A$5.84 date: 21 September 2011 lowest price paid: A$5.61 date: 24 August 2011	Highest price paid: A$5.61 lowest price paid: A$5.43 highest price allowed under rule 7.33: A$6.02

How many shares/units may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units - the remaining number of shares/units to be bought back	19,978,263 CUFS / ordinary shares

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Marcin Firek	Date:	26 September 2011
(Company secretary)

Print name:	Marcin Firek

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